PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 4, 2021

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

VIA EDGAR

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)

Registration Statement on Form F-1 (File No. 333-256391)

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering on or about June 6, 2021, and request that the Staff declare the effectiveness of the Registration Statement on or about June 10, 2021. The Company, together with the underwriters, will

Securities and Exchange Commission

June 4, 2021

file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Securities and Exchange Commission

June 4, 2021

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP

3